Reply to the Attention of	Michael H. Taylor*
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	691V-0001
Date	March 21, 2016

Via EDGAR Correspondence
Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:	Northern Dynasty Minerals Ltd.
Registration Statement on Form F-3
Filed March 4, 2016
SEC File No. 333-209921

            We are counsel for and write on behalf of Northern Dynasty Minerals Ltd. (the “Company”) in response to the Staff’s letter of March 18, 2016 (the “Comment Letter”) signed by Mr. John Reynolds on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-3, as originally filed on March 4, 2016 (the “Registration Statement”).

            On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, an Amendment No. 1 to the Company’s Form F-3 (the “Form F-3/A”). We confirm, on behalf of the Company, that we are furnishing to the Commission herewith, via EDGAR correspondence, a copy of the Form F-3/A with R tagged coding to show all changes from the Form F-3.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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March 21, 2016

Cover Page

1.	Please provide the disclosure required by Instruction 7 to General Instruction I.B.5 of Form F-3.

In response to Staff’s comment, the Company has updated the outside front cover page of the prospectus in order to include the disclosure required by Instruction 7 to General Instruction I.B.5 of Form F-3. Specifically, the Company has included disclosure as to the aggregate market value of its voting and non-voting common equity as at the date of the registration statement and confirmed that no securities have been offered pursuant to General Instruction I.B.5 in the past 12 calendar months.

Undertakings, page II-46

2.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

In response to Staff’s comment, the Company has revised the Undertakings section of the Form F-3 in order to include the undertaking required by Item 512(a)(6) of Regulation S- K.

Exhibits

3.

We note that the legal opinion filed as Exhibit 5.1 is subject to numerous assumptions, limitations and qualifications. Please confirm that you intend to file the required updated unqualified opinions at takedown, consistent with section II.B.2.a of Staff Legal Bulletin No.19.

In response to Staff’s comment, we confirm on behalf of the Company that the Company will file an unqualified legal opinion relating to the securities offered and sold in connection with any take down under the shelf registration statement, which opinion will be consistent with Section II.B.2.a of Staff Legal Bulletin No. 19. With respect to such opinion, we confirm our understanding that (i) the opinion must be filed no later than the closing date of the offering of the securities, and (ii) the opinion may be incorporated by reference into the relevant registrations statement by filing under cover of Form 6-K.

Conclusion

We confirm, on behalf of the Company, that any request of the Company for acceleration of the Form F-3 will include the following written statements of the Company:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

March 21, 2016

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7410 at any time.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor*

*Law Corporation